SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Mercer International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2010
(Title of Class of Securities)

U58839AA6, 588056AG6 and 588056AF8
(CUSIP Numbers of Class of Securities)

David M. Gandossi
Mercer International Inc.
650 West Georgia Street
Suite 2840
Vancouver, British Columbia, Canada V6B 4N8
(604) 684-1099
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

H.S. Sangra, Esq. Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 (604) 662-8808	David R. Wilson, Esq. Davis Wright Tremaine LLP Suite 2200, 1201 Third Avenue Seattle, Washington 98101-3045 (206) 757-8274

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$67,255,000	$3,752.83

*	The transaction valuation is estimated solely for the purposes of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934 as amended (“Rule 0-11”). The transaction valuation estimate assumes the exchange of $67,255,000 principal amount of the outstanding 8.5% Convertible Senior Subordinated Notes due 2010 of Mercer International Inc.

**	The amount of Filing Fee is calculated in accordance with Rule 0-11 by multiplying the Transaction Valuation by .00005580 or $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1

☑  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:. ☐

INTRODUCTORY STATEMENT

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Mercer International Inc., a Washington corporation (“Mercer”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer (the “Exchange Offer”) by Mercer to exchange, for each $1,000 principal amount of Mercer’s 8.5% Convertible Senior Subordinated Notes due 2010 (the “Old Convertible Notes”): (i) 129 shares of Mercer’s common stock, par value $1.00 per share (the “Common Stock”); (ii) a premium of $200 in principal amount of our new 3% Convertible Senior Subordinated Notes due 2012 (the “New Convertible Notes”); and (iii) accrued and unpaid interest to, but excluding, the Settlement Date (as defined in the offering circular accompanying this Schedule TO), which is expected to be approximately $27.63, payable in cash (the “Accrued and Unpaid Interest”). Mercer is seeking to exchange any and all outstanding Old Convertible Notes in the Exchange Offer.

The Exchange Offer shall commence on July 14, 2009 and shall expire at 5:00 p.m., New York City time, on August 11, 2009 (the “Expiration Date”), unless extended or earlier terminated by Mercer.

The Exchange Offer is made upon the terms and subject to the conditions described in the offering circular (the “Offering Circular”) dated July 13, 2009, and the accompanying Letter of Transmittal. The Offering Circular and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto and incorporated herein by reference. The Exchange Offer is being made by Mercer pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended and is contingent upon the satisfaction of certain customary conditions.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Exchange Act, as amended.

Information set forth in the Offering Circular is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the Offering Circular in the sections entitled “Summary — Summary Terms of the Exchange Offer” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Mercer International Inc. The address of Mercer’s principal executive offices is Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8. Mercer’s telephone number is (604) 684-1099.

(b)	Securities.

The subject class of securities is Mercer’s 8.5% Convertible Senior Subordinated Notes due 2010. As of March 31, 2009, approximately $67.3 million aggregate principal amount of Old Convertible Notes were outstanding convertible into 8,678,064 shares of our Common Stock.

(c)	Trading and Market Price.

The Old Convertible Notes are not listed on any national securities exchange. To the knowledge of Mercer, there is no established trading market for the Old Convertible Notes except for limited or sporadic quotations.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The principal executive offices of the filing person, Mercer International Inc., are located at Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8, and the telephone number at that address is (604) 684-1099.

As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of Mercer. No single person or group of persons controls Mercer.

Name	Position

Jimmy S.H. Lee	Director, Chairman of the Board, President and Chief Executive Officer
Kenneth A. Shields	Lead Director, Vice Chairman
William D. McCartney	Director
Graeme A. Witts	Director
Eric Lauritzen	Director
Guy W. Adams	Director
George Malpass	Director
David M. Gandossi	Secretary, Executive Vice President and Chief Financial Officer
Claes-Inge Isacson	Chief Operating Officer
David K. Ure	Vice President, Controller
Leonhard Nossol	Group Controller for Europe
David M. Cooper	Vice President of Sales and Marketing for Europe
Eric X. Heine	Vice President of Sales and Marketing for North America and Asia
Wolfram Ridder	Vice President of Business Development
Brian Merwin	Vice President Strategic Initiatives
Genevieve Stannus	Treasurer
Niklaus Gruenenfelder	Managing Director of Stendal

The address and telephone number of each director and executive officer is: c/o Mercer International Inc., Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N8, and such person’s telephone number is (604) 984-1099.

The following table lists the name and address of each person that may be considered a controlling person of Mercer, who is a person specified in Instruction C to Schedule TO as of the date hereof:

Name	Address	Percentage of Voting Securities Owned

Peter R. Kellogg and IAT Reinsurance Company Ltd. (“IAT”)(1)(3)(4)	120 Broadway New York, NY 10271	21.5(2)

(1)	Based on a Form 4 (the “September Form 4”) filed with the SEC on September 29, 2008 by Peter Kellogg jointly with IAT, Peter Kellogg has beneficial ownership of 9,691,555 shares of Common Stock.

(2)	The percentage of voting securities owned gives pro forma effect to 8,678,060 shares of Common Stock issuable upon conversion of the Old Convertible Notes.

(3)	According to the September Form 4, IAT, a Bermuda corporation, has direct ownership over 9,531,393 shares of Common Stock, including shares issuable upon conversion of the Old Convertible Notes. Peter Kellogg is the sole owner of IAT’s voting stock and has direct ownership over 160,162 shares of Common Stock.

(4)	According to the September Form 4 and the most recent Schedule 13G filed by Peter Kellogg and IAT dated December 31, 2007, Peter Kellogg “disclaims beneficial ownership” of the shares of Common Stock held by IAT or its subsidiaries.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offering Circular in the sections entitled “Summary”, “Questions and Answers About the Exchange Offer”, “Terms of the Exchange Offer”, “Description of Mercer Capital Stock”, “Description of the New Convertible Notes”, “Comparison of Rights of Holders of Old Convertible Notes and Holders of Mercer Common Stock”, “Comparison between the Material Terms of the Old Convertible Notes and the New Convertible Notes” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b)	Purchases.

Except as described below, to Mercer’s knowledge based on reasonable inquiry, no Old Convertible Notes are owned by any officer, director or affiliate of Mercer. Therefore, other than as described below, no Old Convertible Notes will be acquired from any officer, director or affiliate of Mercer in connection with the Exchange Offer.

Peter Kellogg and IAT, which hold $12,750,000 principal amount of the Old Convertible Notes, have the option to tender $12,750,000 principal amount of the Old Convertible Notes in the Exchange Offer. As of the date of this Schedule TO, neither Peter Kellogg or IAT have not informed Mercer whether they intend to tender any of their Old Convertible Notes in the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreement involving the subject company’s securities.

In respect of the Old Convertible Notes, Mercer entered into an indenture dated as of October 10, 2003, as amended and supplemented, with Wells Fargo Bank, N.A., as trustee (which is filed as an exhibit to this Schedule TO).

The information set forth in the Offering Circular in the sections entitled “Terms of The Exchange Offer”, “Information Agent”, “Exchange Agent”, “Description of Mercer Capital Stock” and “Interests of Directors and Officers”, and in the related Letter of Transmittal, is incorporated herein by reference in response to this item.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offering Circular in the sections entitled “Terms of The Exchange Offer — Purpose and Background of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The Old Convertible Notes acquired pursuant to the Exchange Offer will be cancelled by Mercer.

(c)	Plans.

Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offering Circular in the sections entitled “Summary — Sources of Payment of the Exchange Offer Consideration”, “Questions and Answers About the Exchange Offer — How will Mercer fund the Accrued and Unpaid Interest”, “Information Agent” and “Exchange Agent” is incorporated herein by reference. In accordance with the terms of the Exchange Offer, Mercer would have to issue 8,678,064 shares of the Common Stock, issue approximately $13.4 million aggregate principal amount of New Convertible Notes and pay approximately $1.9 million for accrued and unpaid interest to acquire the maximum amount of the Old Convertible

Notes sought in this Exchange Offer. Mercer expects to pay the fees and expenses in connection with the Exchange Offer from Mercer’s working capital.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a)	Securities Ownership.

	Principal Amount of
	Old Convertible	Percentage of Outstanding
Name	Notes Owned	Old Convertible Notes Owned

IAT and Peter Kellogg(1)	$12,750,000	18.96

(1)	The Old Convertible Notes are all owned directly by IAT and indirectly by Peter Kellogg.

The information set forth in the Offering Circular in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

(b)	Securities Transactions.

The information set forth in the Offering Circular in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations and Recommendations.

The information set forth in the Offering Circular in the sections entitled “Information Agent” and “Exchange Agent” is incorporated herein by reference. None of Mercer, the information agent or the exchange agent is making any recommendation as to whether holders of Old Convertible Notes should tender such Old Convertible Notes for exchange in the Exchange Offer. No commission or remuneration is paid to solicit the Exchange Offer and no person has been directly or indirectly employed, retained, engaged or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Offering Circular in the sections entitled “Exchange Rates”, “Available Information”, and “Selected Consolidated Financial and Operating Data” and “Ratio of Operating EBITDA to Fixed Charges” is incorporated herein by reference. The information, including the financial statements, set forth under Item 8, Financial Statements and Supplementary Data in Mercer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Part 1, Item 1 Financial Statements in Mercer’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2009, are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

The information set forth in the Offering Circular in the section entitled “Capitalization of Mercer” and “Pro-Forma Financial Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offering Circular in the section entitled “Terms of the Exchange Offer — Conditions to the Exchange Offer” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offering Circular, dated July 13, 2009.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to DTC Participants.
(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)	Press Release, dated July 13, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2009).
(b)	Not applicable.
(d)(i)	Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, N.A., as trustee. Incorporated by reference from Form 8-K dated October 15, 2003.
(d)(ii)	First Supplemental Indenture dated as of March 1, 2006 to Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, N.A. Incorporated by reference from Form 10-K filed March 16, 2006.
(d)(iii)	Form of Indenture between Mercer and Wells Fargo Bank, N.A., as trustee. Incorporated by reference from Form T-3 filed July 13, 2009.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCER INTERNATIONAL INC.

By:	/s/ David M. Gandossi

Name:	David M. Gandossi
Title:	Secretary, Executive Vice President and Chief Financial Officer

Date: July 13, 2009

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated July 13, 2009.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Letter to DTC Participants.
(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)	Press Release, dated July 13, 2009 (incorporated herein by reference to Exhibit 99.1 to Mercer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2009).
(b)	Not applicable.
(d)(i)	Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, N.A., as trustee. Incorporated by reference from Form 8-K dated October 15, 2003.
(d)(ii)	First Supplemental Indenture dated as of March 1, 2006 to Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, N.A. Incorporated by reference from Form 10-K filed March 16, 2006.
(d)(iii)	Form of Indenture between Mercer and Wells Fargo Bank, N.A., as trustee. Incorporated by reference from Form T-3 filed July 13, 2009.
(g)	Not applicable.
(h)	Not applicable.